Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Bridgeport Ventures Inc.

We consent to the use of our report dated July 7, 2010 with respect to the consolidated balance sheets of Bridgeport Ventures Inc. (An Exploration Stage Enterprise) as at April 30, 2010, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years in the two-year period ended April 30, 2010 and for the period from the date of incorporation (May 10, 2007) to April 30, 2008, included herein by reference and to the reference to our firm under the heading “Auditors” in the Form 20-F Registration Statement.

/s/ McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada

October 7, 2010